FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding approval received for Guangxi Distributed Energy Project and Hunan Wind Farm Project of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 12, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock 902)

OVERSEAS REGULATORY ANNOUNCEMENT GUANGXI DISTRIBUTED ENERGY PROJECT AND HUNAN WIND FARM PROJECT OBTAINED APPROVALS

The announcement is issued pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced that the Distributed Energy Project for Guangxi Huaneng Guilin World Tourist City and Huaneng Hunan Guidong Hankou Wind Farm Project (both of which are wholly owned by the Company) had obtained approvals from the Development and Reform Commission of Guangxi Zhuang Autonomous Region and the Development and Reform Commission of Hunan Province, respectively.

The Distributed Energy Project for Guangxi Huaneng Guilin World Tourist City  will consist of four sets of 42MW gas turbine generation units, four sets of double-pressured heat recovery boilers, three sets of 21MW extraction condensing turbine and one set of 6MW back pressure turbine, with an aggregate maximum power generation capacity of 237MW and maximum heat supply capacity of 727.7GJ/h. The estimated total investment of the project amounts to RMB1.214 billion. 20% of the investment will be project capital to be contributed from internal funds of the Company while the remaining part will be funded by bank loans.

The Huaneng Hunan Guidong Hankou Wind Farm Project has a planned installed capacity of 48MW with an estimated total investment of RMB445 million. 20% of the investment will be project capital to be contributed from internal funds of the Company while the remaining part will be funded by bank loans.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC 12 October 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 12, 2013